San Lotus Holding Inc.

3F B302C, No. 185 Kewang Road

Longtan Township, Taoyuan County 325

Taiwan (R.O.C.)

October 23, 2012

Securities and Exchange Commission, Division of Corporate Finance

Attn: Mr. Max A. Webb

100 F Street N.E.

Washington, D.C. 20549

Re:	San Lotus Holding Inc.

Registration Statement on Form S-1

File No. 333-176694

REQUEST FOR ACCELERATED OF EFFECTIVENESS

Dear Mr. Webb:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, San Lotus Holding, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-176694), as amended, so that it may become effective at 5 p.m. Eastern Daylight Time on October 25, 2012, or as soon as practicable thereafter.

Sincerely,

By: /s/ Chen Tseng Chih Ying

Chen Tseng Chih Ying, Chief Executive Officer and Director